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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------
                                   SCHEDULE TO
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                            -------------------------
                              Omega Worldwide, Inc.
                            (Name of Subject Company)
                            -------------------------
                            Delta I Acquisition, Inc.
                        Four Seasons Health Care Limited
                        Alchemy Partners Nominees Limited
                            (Names of Filing Persons)

                     Common Stock, Par Value $0.10 Per Share
                         (Title of Class of Securities)

                                    68210B108
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                      (CUSIP Number of Class of Securities)
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                               Hamilton D. Anstead
                             Chief Executive Officer
                        Four Seasons Health Care Limited
                                  Alderley Road
                                    Wilmslow
                                    Cheshire
                                     SK9 1NX
                                (44-1625) 417-800
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                            -------------------------
                                    Copy to:
                            Timothy B. Goodell, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

                            CALCULATION OF FILING FEE

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Transaction Valuation                                       Amount of Filing Fee
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[ ] Check the box if any part of the fee is offset as provided by Rule 0-11 (a)
(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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